The BlackRock Advantage Term Trust, Inc.
For the Annual period ended 12/31/01
File number 811-5757

SUB-ITEM 77J


Reclassification of Capital Accounts

	The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants
Statement of Position 93-2: Determination,
Disclosure, and Financial Statement Presentation of
Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $352,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.